

November 21, 2014

Via E-mail
Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> **Re:** **Companhia Brasileira de Distribuição**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response dated October 24, 2014**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your response dated October 24, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

5F. Tabular disclosure of contractual obligations, page 47

1. We note your response to comment 3 in our September 26, 2014 letter and have the following comments:

   - We are unable to reconcile the amounts included in your proposed revised table of contractual obligations to the amounts presented in your financial statements or the amounts contained within your response under the heading "As Reported – Contractual Obligations Table." As one example, Note 19 to your financial statements indicates that your total current and noncurrent debentures are R$ 3,843.4 million, which is consistent with the amount shown in your response under the heading "As Reported – Contractual Obligations Table;" however, your proposed revised table of contractual obligations indicates that the total principal amount of debentures is R$ 3,610.0 million. Either explain to us how your proposed revised table of contractual obligations agrees to your financial statements or provide us with a corrected version of this table.

- In addition, please tell us how the amounts presented for interest were derived and disclose your assumptions in a footnote to the contractual obligations table. Either in a footnote or in the table, please separately quantify the amounts representing accrued interest at December 31, 2013, if any. Please refer to Item 303(a)(5) of Regulation S-K and SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 18. Financial Statements

Notes to the Financial Statements

15. Business combinations, page F-51

2. We note your response to comment 10 in our letter dated September 26, 2014. When you amend your Form 20-F, please revise this footnote to disclose in more detail the qualitative description required by paragraph B64(e) of Appendix B to IFRS 3 of the factors that make up the goodwill recognized on acquisition of Bartira, similar to the information contained in your response.

3. To assist us in evaluating your response to comment 10 in our letter dated September 26, 2014, please tell us the specific identifiable intangible assets recognized in connection with your acquisition of Bartira. Based on the information provided in Note 17 on page F-57, it appears that such identifiable intangible assets may consist entirely of software. Please tell us in your response how you considered whether there were any other identifiable intangible assets which may qualify for recognition apart from goodwill, for example patterns or copyrighted designs, brand names, trademarks and/or contractual relationships. Please refer to paragraphs 13 and B30 through B40 in Appendix B of IFRS 3. In addition, when you amend your Form 20-F, please disclose the nature of specific intangible assets acquired, if material, as contemplated by paragraph B64(f) in Appendix B of IFRS 3.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief